Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi Head of Global R&D Elias Zerhouni to retire;

Company names John Reed to take over on July 1

Paris – 24th April 2018 — Elias Zerhouni, M.D., Head of Global Research and Development will retire from Sanofi on June 30th, 2018, after more than 9 years of distinguished service with the company. He will be succeeded in the post by John C. Reed, M.D. Ph.D. who has been appointed Head of Global Research & Development, as of July 1st, 2018.

Dr. Zerhouni joined Sanofi in 2009 as scientific advisor to the Chief Executive Officer and was appointed to his current post in January 2011.

“Throughout his tenure at Sanofi, Elias has relentlessly and passionately strived to transform Sanofi R&D into an organization with the potential to be one of the very best in the industry. We are grateful for his outstanding contributions to Sanofi and wishing him all the best for the future,” said Sanofi Chief Executive Officer Olivier Brandicourt, M.D.

Appointment of John C. Reed

Dr. Reed will report directly to Dr. Brandicourt and will be a member of the Executive Committee. He will join Sanofi on April 30th to ensure a smooth and effective transition period.

“John is an accomplished and widely recognized physician-scientist with a brilliant academic track record,” said Dr. Brandicourt. “He is experienced in driving R&D productivity, building high-performing teams and integrating biotech companies to provide new technology platforms.”

For the past five years Dr. Reed has served as the Global Head of Roche Pharma Research & Early Development (pRED), responsible for directing research and early development activities through Phase 2b proof-of-concept (PoC) across all therapeutic areas, including oncology, immunology, rare diseases, neuroscience, ophthalmology and infectious diseases. He was also a member of Roche’s Corporate Executive Committee, reporting to the CEO.

Dr. Reed holds a B.A in chemistry from the University of Virginia, Charlottesville and a M.D. PhD. from the University of Pennsylvania, School of Medicine where he began his academic career at the University in 1988, following a post-doctoral fellowship in Molecular Biology at the Wistar Institute and a residency in Pathology & Laboratory Medicine at Hospital of University Pennsylvania. He then joined the Burnham Institute in 1992, one of the best known biomedical research institutes in the U.S, where he held multiple positions of increasing responsibility such as Program Director of the NCI-designated Cancer Center, Scientific Director, and Director of the Cancer Center. In 2002 he was appointed President and CEO of the Sanford-Burnham Medical Research Institute.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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